SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6 - K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2003

PLACER DOME INC.

Suite 1600, 1055 Dunsmuir Street
P.O. Box 49330, Bentall Postal Station
Vancouver, British Columbia
Canada V7X 1P1

                Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                 Form 40-F    X

                Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                 No    X

PLACER DOME INC.

MATERIAL CHANGE REPORT

Form 27 - Securities Act (British Columbia)
Form 27 - Securities Act (Alberta)
Form 25 - Securities Act (Saskatchewan)
Form 27 - Securities Act (Ontario)
Securities Act (Quebec), section 73
Form 27 - Securities Act (Nova Scotia)
Form 26 - Securities Act (Newfoundland)

1.        Reporting Issuer

            Placer Dome Inc.
            P.O. Box 49330
            Bentall Postal Station
            1600 -1055 Dunsmuir Street
            Vancouver, British Columbia
            V7X 1P1

2.         Date of Material Change

            April 15, 2003

3.         Press Release

           A press release was issued by Placer Dome Inc. through the facilities of Canada NewsWire Limited (Canadian Disclosure Network), Vancouver and various other news dissemination facilities and publications on April 15, 2003.

4.         Summary of Material Change

            Placer Dome Inc. announced through Placer Dome America Holding Corporation, it is initiating the start-up of the Turquoise Ridge gold mine in Nevada, part of the Getchell property.

5.         Full Description of Material Change

            (all figures in US$ unless otherwise stated)

            Placer Dome Inc. announced today, through Placer Dome America Holding Corporation, it is initiating the start-up of the Turquoise Ridge gold mine in Nevada, part of the Getchell property.

           The mine is expected to reach full production of 300,000 ounces of gold per year 18 months after the start of development this May. Over the current nine-year mine life, cash and total costs are forecast at $215/oz and $265/oz respectively at an envisioned milling rate of approximately 1,100 tonnes per day. Gold mineral reserves at a $300/oz gold price currently stand at 2.7 million ounces with a further 1.5 million ounces measured and indicated resources and 2 million ounces of inferred resources. The company expects to convert additional known mineralization into reserves within the next 30 months.

           The capital required to ramp up production is expected to total $80 million, including $41 million for underground development, $26 million to refurbish the existing mill and $14 million for surface work and initial operating costs. Placer Dome is negotiating alternative processing arrangements that, if completed, would eliminate the mill expenditure.

           Placer Dome is currently recording gold production from the Getchell portion of the property under an existing processing agreement with Newmont’s Twin Creeks mine, which runs until June 2004. Ore from the development of the new Turquoise Ridge operation produced prior to June 2004 will also be processed under the existing agreement with Newmont. Turquoise Ridge, including the Getchell underground, is contributing 89,000 ounces of gold to Placer Dome’s account in 2003. The mine is expected to achieve a sustained production rate of approximately 300,000 ounces annually in 2004.

6.         Confidentiality

            This report is not being filed on a confidential basis.

7.        Omitted Information

           None.

8.        Senior Officers

           For further information:

           J. Donald Rose
            Executive Vice-President, Secretary and General Counsel
            Telephone: (604) 682-7082
            Facsimile: (604) 661-3703

9.         Statement of Senior Officer

           The foregoing accurately discloses the material change referred to herein.

            DATED at Vancouver, British Columbia this 22nd day of April, 2003.

By: /s/ Geoffrey P. Gold
Geoffrey P. Gold
Vice-President, Assistant Secretary
and Associate General Counsel

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLACER DOME INC.
(Registrant)
By: /s/ Geoffrey P. Gold
Geoffrey P. Gold
Vice-President, Assistant Secretary
and Associate General Counsel

Date: April 22, 2003